SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 1

Steel Connect, Inc.
(Name of the Issuer)

Steel Connect, Inc.

Steel Partners Holdings L.P.

Steel Excel Sub I, LLC

Handy & Harman LTD.

WHX CS LLC

Steel Excel Inc.

WF Asset Corp.

WebFinancial Holding Corporation

SPH Group LLC

SPH Group Holdings LLC

Steel Partners Holdings GP INC.

Steel Partners, LTD.

Warren G. Lichtenstein

Jack L. Howard

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

858098205
(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300	Steel Partners Holdings L.P. Attn: Joseph Martin 590 Madison Avenue, 32nd Floor New York, New York 10022 (914) 461-1276

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

With Copies to:

David R. Pfalzgraf, Jr., Esq. Benjamin D. Burge, Esq. Rupp Pfalzgraf LLC 1600 Liberty Building Buffalo, NY 14202 (716) 854-3400	Alan Annex, Esq. Flora R. Perez, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 1 (“First Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, jointly by the Filing Persons.

This First Amendment is being filed pursuant to Rule 13e-3(d)(2) under the Exchange Act to reflect certain updates as reflected below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this First Amendment. All information set forth in this First Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

Capitalized or other defined terms used, but not defined, in this First Amendment have the respective meanings as are given to them in the Transaction Statement.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

The information under the heading “THE REITH CVR AGREEMENT” beginning on page 30 of the Transaction Statement is hereby amended to add the following:

On December 13, 2024, the Court approved the Proposed Settlement, approved an award of $1,154,390.76 in fees and expenses to Plaintiff’s counsel, and granted a mootness fee to Plaintiff’s counsel of $463,040.00. On December 16, 2024, the Court entered an order and final judgment memorializing its approval of the Proposed Settlement (the “Judgment”). Absent an appeal of the Judgment, the Proposed Settlement will become effective on January 15, 2025.

Based on the terms of the Court-approved Proposed Settlement described above and the maximum amount of Reith Litigation Expenses (as defined in the Stockholders’ Agreement) permitted under the Proposed Settlement, and assuming the Judgment is not appealed or otherwise overturned and that all conditions in the Stockholders’ Agreement for distribution of the Reith Net Litigation Proceeds are met, the Company estimates that Company stockholders will receive approximately $1.15 per share of Common Stock held by them (other than with respect to any Waived Shares). As a result, the value of the Reith CVR is estimated to be approximately $1.15 per share.

The Court also approved the requirement in the Proposed Settlement that the Company adopt (i) certain amendments to the Stockholders’ Agreement relating to the allocation of the Reith Net Litigation Proceeds and (ii) certain corporate governance policies and practices, including a formal review process for compensation clawbacks, enhancing the process for granting equity awards and keeping records of equity awards granted under the Company’s stock plans, further enhancing board committee independence, and reducing the materiality threshold for review of related party transactions under the Stockholders’ Agreement. The Stockholders’ Agreement will terminate in connection with the consummation of the Short-Form Merger.

Item 16.	Exhibits.
(a)	None.
(b)(1)^	Amended and Restated Credit Agreement, dated as of December 29, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed on December 29, 2021).
(b)(2)^	First Amendment and Consent to Amended and Restated Credit Agreement, dated as of June 26, 2023, by and among SPH Group Holdings LLC and Steel Excel Inc. as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed June 27, 2023).
(c)(1)^	Opinion of Management Planning, Inc., dated December 2, 2024.
(c)(2)^	Discussion Materials of Management Planning, Inc., dated November 26, 2024.
(d)(1)^	Form of Contingent Value Rights Agreement.
(d)(2)^	Stockholders’ Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of STCN filed on May 1, 2023).
(d)(3)^	Purchase Agreement, dated September 1, 2024 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 36 to Schedule 13D filed on September 4, 2024).
(e)	None.
(f)	None.
107^	Calculation of Filing Fee Table

^	Previously filed with the Schedule 13E-3 filed with the SEC on December 9, 2024.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 2024

Steel Connect, Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Steel Partners Holdings L.P.

By:	Steel Partners Holdings GP Inc.,
its General Partner

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Excel Sub I, LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Handy & Harman LTD.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WHX CS LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Steel Excel Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WF Asset Corp.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WebFinancial Holding Corporation

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

SPH Group LLC

By:	Steel Partners Holdings GP Inc.,
its managing member

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc., its Manager

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners Holdings GP Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

Warren G. Lichtenstein

By:	/s/ Jack L. Howard
By:	Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

Jack L. Howard

By:	/s/ Jack L. Howard
By:	Jack L. Howard

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